Exhibit 99.1

Cenovus updates royalty lands transaction process

Calgary, Alberta (June 19, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to make progress on its previously announced plan to pursue opportunities to maximize the value of its royalty interest and mineral fee title lands. The company confirms it is in discussions with a counterparty with respect to a potential sale of the assets. There is no assurance any agreement will result from the discussions. Until such time as it is appropriate to make a public announcement about a transaction, Cenovus does not intend to comment further on this matter.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $24 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations	Media
Kam Sandhar	Media Relations general line
Director, Investor Relations	403-766-7751
403-766-5883

Graham Ingram
Manager, Investor Relations
403-766-2849

Anna Kozicky
Senior Analyst, Investor Relations
403-766-4277

Steve Murray
Senior Analyst, Investor Relations
403-766-3382